Filed pursuant to Rule 424(b)(7)
Registration No. 333-146216
PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated September 21, 2007)
OILSANDS QUEST INC.
10,581,631 Shares of common stock
This Prospectus Supplement No. 1 supplements and amends the prospectus dated September 21, 2007 (the “Original Prospectus”). This Prospectus Supplement No. 1 should be read in conjunction with the Original Prospectus and is qualified by reference to the Original Prospectus, except to the extent that the information in this Prospectus Supplement No. 1 supersedes the information contained in the Original Prospectus. Collectively, Prospectus Supplement No. 1 and the Original Prospectus are referred to as the Prospectus.
This Prospectus relates to the resale by the selling stockholders of up to 10,581,631 shares, which includes shares of common stock outstanding and shares of common stock underlying options or warrants. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Our common stock is registered under Section 12(b) of the Securities Exchange Act of 1934 and is listed on the American Stock Exchange under the symbol “BQI”. On October 10, 2007, the closing price of our common stock was $4.44.
INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE ORIGINAL PROSPECTUS.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement No. 1 is October 15, 2007.

ABOUT THIS PROSPECTUS SUPPLEMENT
This Prospectus Supplement No. 1, dated October 15, 2007, amends and supplements the Original Prospectus dated September 21, 2007, which is a part of a registration statement (SEC File No. 333-146216) we filed with the Securities and Exchange Commission (the “SEC”) using an automatic “shelf” registration process. Under this automatic shelf registration process, the selling stockholders may, from time to time, offer shares of our common stock or shares of commons stock to be issued upon the exercise of warrants or stock options owned by them. You should read both the Original Prospectus and all prospectus supplements, together with the information incorporated by reference in the accompanying Original Prospectus.
This Prospectus Supplement No. 1 identifies one or more additional selling stockholders in accordance with the rules of the SEC. Except as amended by this Prospectus Supplement No. 1 or by information incorporated by reference, you should refer to the Original Prospectus for a description of our common stock and other information about us and our securities. We use certain terms in this Prospectus Supplement No. 1 with the meaning given to them in the Original Prospectus.
SUMMARY
The following summary highlights selected information contained in this Prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire Prospectus carefully, including the “risk factors” section, the financial statements and the notes to the financial statements.
Our Company
We operate through six subsidiary corporations and conduct limited joint venture activities directly. Our primary operating subsidiary is Oilsands Quest Sask Inc. (“OQI Sask”), an Alberta corporation. We own 100% of the issued and outstanding voting common shares of OQI Sask. OQI Sask is involved in oil sands exploration focused primarily on its oil sands exploration permits and licenses in Saskatchewan and Alberta. The company has initiated pre-commercialization studies for its Axe Lake Discovery in the province of Saskatchewan, placing it at the forefront of the development of an oil sands industry in the province of Saskatchewan.
For the fiscal year ended April 30, 2007, we generated no revenue and had a net loss of $68,794,741. For the quarter ended July 31, 2007, we had a net loss of $6,190,484. At April 30, 2007 there was stockholders’ equity and working capital of $386,833,545 and $5,819,466, respectively. At July 31, 2007 there was stockholders’ equity and working capital of $432,815,638 and $46,821,400, respectively. There is no assurance that we can generate net income, increase revenues or successfully explore and exploit our properties.
Our principal offices are located at 205, 707-7th Avenue SW, Calgary, Alberta T2P 3H6, Canada, and our telephone number is (403) 263-1623. We are a Colorado corporation.

The Offering
Common stock offered by selling stockholders includes up to 10,581,631 shares of common stock, including 6,688,082 shares of common stock to be issued upon exercise of warrants and options and 3,893,549 shares of common stock outstanding prior to the effective date of this Prospectus. The shares of common stock that may be offered and sold pursuant to this Prospectus were acquired by the selling stockholders as follows: (1) 8,731,631 shares of common stock underlying warrants or outstanding upon the exercise of warrants were purchased in private placements that closed in August 2005 and December 2005; (2) 750,000 shares of common stock were issued in connection with the acquisition of a royalty interest; and (3) 1,100,000 shares of common stock underlying options were issued in connection with services.
•	The 10,581,631 common shares represent 5.4% of our outstanding common stock, as adjusted to reflect the exercise of the warrants and options.

•	Common stock to be outstanding after the offering: 196,283,788 shares of common stock.

•	Use of proceeds. We will not receive any proceeds from the sale of the common stock.

•	American Stock Exchange Symbol: BQI
The above information regarding common stock to be outstanding after the offering is based on 189,595,706 shares of common stock outstanding as of October 10, 2007, and assumes the subsequent exercise of warrants and options by our selling stockholders.
USE OF PROCEEDS
We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.
SELLING STOCKHOLDERS
We have filed this Prospectus Supplement No. 1 in order to permit the persons named below, who are referred to as the “selling stockholders,” to sell an aggregate of 10,581,631 shares of our common stock. This Prospectus Supplement No. 1 names stockholders who may sell 6,225,893 shares of our common stock. The Prospectus will be supplemented with the names of additional selling stockholders who own the remaining 4,355,738 shares registered in the Prospectus.
The shares of common stock that may be offered and sold pursuant to this Prospectus were acquired by the selling stockholders as follows: (1) 8,731,631 shares of common stock underlying warrants or outstanding upon the exercise of warrants were purchased in private placements that closed in August 2005 and December 2005; (2) 750,000 shares of common stock outstanding were issued in connection with the acquisition of a royalty interest; and (3) 1,100,000 shares of common stock underlying options were issued in connection with services.
The following table also sets forth the name of each person who is offering the resale of shares of common stock by this Prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered. We will not receive any proceeds from the resale of the common stock by the selling stockholders.

	A	B	C	D
Name	Outstanding Shares Owned	Shares Underlying Warrants and Options	Shares Offered Hereby (1)	Shares Owned After Offering (1) (2)
Romeo D’Angela (4)	96,143	200,000	296,143	0
CrossRoads Financial Corporation (3), (5)	3,290,000	375,000	500,000	2,415,000
Diamond Investment Holdings Ltd. (3), (5)	3,290,000	375,000	375,000	2,415,000
Leith Pederson	10,000	37,500	37,500	10,000
Deesons Investments Ltd. (3)	75,000	375,000	375,000	75,000
Jamie Mackie	0	50,000	50,000	0
Jonathan Buick	300,000	5,000	305,000	0
Dynamic Power Hedge Fund (3), (5)	2,994,090	4,000,000	4,000,000	2,994,090
Robert Holtzclaw	27,500	0	27,500	0
Pinetree (Barbados) Inc. (3)	0	250,000	250,000	0
Matt Finlay	9,750	0	9,750	0

TOTAL	10,092,483	5,667,500	6,225,893	7,909,090

(1)	The beneficial ownership of the common stock by the selling stockholder set forth in the table is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days.

(2)	Assumes that all securities registered will be sold.

(3)	The natural person(s) who exercise voting and/or dispositive and investing powers are the following individuals: Crossroads Financial Corp. is controlled by Richard W. DeVries; Diamond Investment Holdings Ltd. is controlled by Richard W. DeVries; Deesons Investments Ltd. is controlled by Dayan Henson and Michael Henson; Dynamic Power Hedge fund is controlled by Rohit Sehgal; Pinetree (Barbados) Inc. is controlled by the board of directors consisting of Dr. J. Gordon Murphy (also President), Joseph W. Ward, E. Adrian Meyer and Larry Goldberg.

(4)	Material relationships between selling stockholders and the Company within the past three years are as follows: Romeo D’Angela is a former director of the Company and resigned in August 2006.

(5)	Diamond Investment Holdings Ltd. and CrossRoads Financial Corporation will each own 1.2% of Company’s outstanding shares of common stock after completion of the offering; Dynamic Power Hedge Fund will own 1.5% of Company’s outstanding shares of common stock after completion of the offering.

PLAN OF DISTRIBUTION
Each selling stockholder of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the trading market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	Broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under the Prospectus.
Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.
The selling stockholders and any broker-dealers or agents that are involved in selling our common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.
The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state or provincial securities laws. In addition, in certain states or provinces, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person.